

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2025

Wah Fu
Chief Executive Officer
International Endeavors Corp
Unit 2, Level 6
Westin Centre
26 Hung To Road
Kwun Tong, Hong Kong

> **Re: International Endeavors Corp**
> **Registration Statement on Form 10-12G**
> **Filed May 30, 2025**
> **File No. 000-55649**
> **Correspondence filed June 16, 2025**

Dear Wah Fu:

We have received your correspondence and have the following comment.

Correspondence Dated June 16, 2025

General

1. We acknowledge your response to our prior letter. Our prior letter noted that your filing fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form, and that more specifically, you have not included audited financial statements of International Endeavors Corporation in accordance with Article 8 of Regulation S-X, as required by Item 13 of Form 10. We continue to note the same issue.

    This registration statement will become effective on July 30. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Pam Howell at 202-551-3357 with any questions

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jenny Chen-Drake